Exhibit (a)(1)(Q)

E-mail Regarding Amended Offer to Exchange and Additional Exchange Ratio Examples

FROM:	Chris Kitchen, Executive Vice President, and General Counsel

SUBJECT:	Townsquare Offer to Exchange Eligible Options for Replacement Options

DATE:	July 31, 2018

On July 31, 2018, Townsquare Media, Inc. amended its Offer to Exchange Eligible Options for Replacement Options to, among other things, provide additional disclosure regarding the exchange ratios that will be used to calculate the number of replacement options you will receive should you elect to participate in the exchange offer. We encourage you to carefully read the amended “Offer to Exchange Eligible Options for Replacement Options” attached to this e-mail, as well as the other offering materials contained in the Schedule TO we have filed with the Securities and Exchange Commission (SEC), all of which are available on the SEC’s website at www.sec.gov or on the investor page of our website at http://www.townsquaremedia.com/equity-investors/sec-filings. These materials are intended to help you understand the risks associated with our exchange offer program and the terms and conditions of the offer.

If you have already submitted an Election Form tendering your eligible options for exchange, no further action is necessary to participate in the exchange offer. However, you should note that if you no longer wish to participate in the exchange offer you must complete a Notice of Withdrawal and deliver it to the Company according to the instructions accompanying the notice so that we receive it before the expiration deadline of 11:59 p.m., Eastern Time, on August 16, 2018 (or such later date as may apply if the Exchange Offer is extended).

If you have not yet submitted an Election Form tendering your eligible options for exchange and you wish to participate in the exchange offer you must complete an Election Form and deliver it to the Company according to the instructions accompanying the form so that we receive it before the expiration deadline of 11:59 p.m., Eastern Time, on August 16, 2018 (or such later date as may apply if the Exchange Offer is extended).

You must allow for adequate delivery time to ensure that we receive your Election Form or Notice of Withdrawal, as applicable, by the expiration of the Exchange Offer. In order to receive an additional Election Form or Notice of Withdrawal, you may request such form by emailing optionexchange@townsquaremedia.com or contacting Chris Kitchen, Executive Vice President and General Counsel, at (203) 861-0903.

We are also sending this email to you to (i) provide in the table below updated examples of hypothetical exchange ratios that would be used in the exchange offer assuming various closing prices of our Class A common stock on the expiration date of the exchange offer, and (ii) provide you with the link to https://tsminsider.com/optionexchange/, our Intranet site, where you will find the table below, which will be updated on each of the ten trading days preceding (and inclusive of) the expiration date of the exchange offer to provide you with the indicative exchange ratios that would have applied if the exchange offer had expired on such day.

Exhibit (a)(1)(Q)

Table of Hypothetical Exchange Ratios Based On Various Assumed
Closing Prices of Our Class A Common Stock on July 13, 2018

In the following table, we have assumed that the closing price of our Class A common stock on NYSE on the expiration date of the exchange offer will be $6.79, which is equal to the closing price of our Class A common stock on July 13, 2018. We have also included additional closing prices that represent both 7.5% ($7.30) and 15% ($7.81) upward and 7.5% ($6.28) and 15% ($5.77) downward declines in the assumed closing price. These price ranges are based on the range of recent trading prices of our Class A common stock.

Hypothetical Exchange Ratios for Eligible Options
Eligible Option Date of Grant and Exercise Price	Exchange Ratio - $5.77 Stock Price	Exchange Ratio - $6.28 Stock Price	Exchange Ratio - $6.79 Stock Price	Exchange Ratio - $7.30 Stock Price	Exchange Ratio - $7.81 Stock Price
July 24, 2014 - $9.63	2.159	1.836	1.594	1.408	1.262
August 22, 2014 - $9.63	2.134	1.819	1.583	1.401	1.258
September 10, 2014 - $9.63	2.117	1.808	1.576	1.397	1.255
June 12, 2015 - $9.63	1.931	1.683	1.493	1.343	1.222
August 19, 2015 - $9.63	1.898	1.661	1.478	1.333	1.216
August 26, 2015 - $9.63	1.894	1.658	1.476	1.332	1.216
January 26, 2016 - $8.96	2.404	1.928	1.595	1.353	1.172
January 25, 2017 - $10.62	1.864	1.674	1.523	1.400	1.299
December 21, 2017 - $8.24	1.299	1.199	1.118	1.050	*
* After factoring in the incremental $0.50, this assumed closing price yields an exercise price for replacement options that is greater than the exercise price of the corresponding eligible options. Accordingly, any elections to exchange such eligible options will be disregarded, and such eligible options would remain outstanding in accordance with their current terms.
As previously disclosed, the Black-Scholes value of the eligible options and the replacement options will be calculated as of the expiration date of the exchange offer using the closing price of our Class A common stock on that date. Therefore, the Black-Scholes value of the eligible options and the replacement options will not be known until after 4:00 p.m., Eastern Time, on the expiration date. As the Black-Scholes value will determine the exchange ratios, the exact exchange ratios will also not be known until after 4:00 p.m., Eastern Time, on the expiration date.

Therefore, no later than 5:00 p.m., Eastern Time, on the expiration date, we will deliver to you by e-mail a notification the closing price of our Class A common stock for that day, the exercise price of the replacement options (which will be the closing price of our Class A common stock on the expiration date, plus $0.50) and the final exchange ratios for the eligible options. This means that after you receive notification of the final exchange ratios, you will have approximately seven (7) hours before the expiration deadline of 11:59 p.m., Eastern Time, on August 16, 2018 (or such later date as may apply if the Exchange Offer is extended) to make a final decision as to whether to tender or withdraw your eligible options.

Please carefully read all of the information included in this e-mail. In order to participate in the exchange offer, you must meet the criteria and follow the instructions as set forth on the Election Form previously provided to you. You will have until 11:59 p.m., Eastern Time, on the expiration date (currently expected to be August 16, 2018) to make an election by completing and submitting an Election Form, or to withdraw any previous elections that you have made by completing and submitting a Notice of Withdrawal Form, in each case, in accordance with the instructions on such form.

If you need an additional Election Form or Notice of Withdrawal, have questions regarding the exchange offer or have requests for assistance, please e-mail optionexchange@townsquaremedia.com or contact Chris Kitchen, EVP and General Counsel, at (203) 861-0903.

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